

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 9, 2016

Timur Turlov
Chief Executive Officer
BMB Munai, Inc.
324 South 400 West
Suite 150
Salt Lake City, Utah 84101

>   **Re: BMB Munai, Inc.**
>   **Form 8-K**
>   **Response Dated January 20, 2016**
>   **File No. 001-33034**

Dear Mr. Turlov:

We have reviewed your January 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2016 letter.

Overview, page 5

1.   We note your response to our prior comment 1. In light of the fact that you only have a letter of intent in place with Lek Securities Corporation, please ensure that your revised disclosure in this section does not imply that FFINRU Investments Limited is currently engaging Lek Securities Corporation to execute orders in the U.S. In this regard we note that you propose to state "FFINRU introduces these customers to Lek Securities Corporation…a licensed U.S. clearing broker-dealer and FINRA member that executes the customers' orders and clears the transactions."

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Official of Natural Resources